                                                                    Exhibit 99.1


[GRAPHIC - CAMPBELL RESOURCES LOGO]   CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release

             CAMPBELL REPORTS SECOND QUARTER 2007 FINANCIAL RESULTS,
                         PROVIDES SUMMARY OF ACTIVITIES
      ACHIEVEMENTS TO DATE IN 2007 POSITION CAMPBELL FOR STRONG SECOND HALF

MONTREAL, AUGUST 3, 2007 -- Campbell Resources Inc. (TSX:CCH; OTC BULLETIN BOARD:CBLRF, www.campbellresources.com) today announced financial and operating results for the second quarter and six months ended June 30, 2007. During and subsequent to the second quarter, the Company:

   - Raised $11 million in convertible debt and equity, including the final $4 million to finance completion of development of the high-grade Corner Bay copper deposit.

   - Awarded contract for Corner Bay development to CMAC-Thyssen, who began mine development in early May and to date has completed approximately 350 metres of the 700 metre decline.

   - Initiated dewatering and other preliminary work on the Merrill Pit copper deposit while waiting for the obtention of the environmental permit.

   - Implemented the Alimak mining system to increase ore production and improve ground conditions at Copper Rand with blasting of the first block and completion of the second Alimak raise in July.

   - Increased gold production by 26%, copper production by 9% and silver production by 25% over the first quarter of 2007.

"We are very pleased with the progress we are making in getting Copper Rand production to where we feel it should be," said Andre Fortier, President and CEO. "With the implementation of the Alimak mining system, which will increase ore availability, decrease waste and improve ground control, we are forecasting much improved results from Copper Rand in the second half of the year. This increased production, along with high grade ore from Corner Bay and the mining of the Merrill Pit, will go a long way toward achieving our objecting of maximizing throughput at the Copper Rand mill, decreasing unit costs and improving financial performance."

FINANCIAL RESULTS

In the second quarter, consolidated metal production improved sequentially, increasing over the first quarter of 2007 as follows: gold production by 26%, silver production by 25%, and copper production by 9%.

On January 1, 2007, the Company signed a concentrate sales agreement with Ocean Partners UK Limited. Under terms of the agreement, Campbell recognizes revenue once Ocean Partners takes delivery of the concentrate. The first shipment will be made shortly, with at least two more shipments of a minimum of 5,000 tons of concentrate to be made before year end.

As a result, $8.5 million of inventory, representing concentrate produced by Campbell during the first and second quarters of 2007 and stored at the Port of Quebec, will be recognized as revenue during the third and fourth quarters. Provisional payment of $7.6 million for concentrate inventory shipped but not priced has been booked under current liabilities. Inventories at June 30, 2007 were 5,511 ounces of gold and 2,018,582 pounds of copper, compared with 426 ounces of gold and 18,432 pounds of copper at the end of the second quarter of 2006.

For the second quarter, Campbell recorded a net loss of $4.3 million or $0.01 per share on net metal sales of $1.2 million. This compares with a net loss of $1.8 million, or $0.02 per share, on net metal sales of $3.5 million for the same period in 2006. Cash used by operating activities was $1.2 million in the second quarter of 2007, compared with $0.9 million in the second quarter of 2006.

For the first six months of 2007, the net loss was $6.1 million, or $0.02 per share, on net metal sales of $2.8 million, compared with a net loss of $4.1 million, or $0.04 per share, on net metal sales of $5.9 million for the corresponding period in 2006. Cash used in operating activities was $2.7 million for the first six months of 2007, compared with $1.6 million for the same period in 2006.

Mining costs in the second quarter were $4.5 million, compared with $3.4 million in the second quarter of 2006. In the first six months of 2007, mining costs were $9.6 million, versus $6.2 million in the first six months of 2006.

The increase in mining costs was primarily due to the inclusion of expenses from the Copper Rand Mine, which achieved commercial production on January 1, 2007. Previously, results from Copper Rand were capitalized.

Consolidated mining expenses include the development of Alimak raises at both the Copper Rand and Joe Mann mines, additional rehabilitation costs and development at the Copper Rand Mine that will improve ground conditions and improve production going forward, definition drilling at both Copper Rand and Joe Mann, and training programs for new employees.

Joe Mann Mine
In the second quarter of 2007, metal production at Joe Mann increased over the first quarter of 2007 as follows: gold production increased by 31% to 3,952 oz, despite a 22% quarter-over-quarter decrease in grade; copper production increased by 84% to 122,065 pounds; and silver production increased by 71% to 2,670 ounces.

For the first six months of 2007, Joe Mann produced 6,971 ounces of gold, 188,500 pounds of copper and 4,234 ounces of silver, compared with 7,729 ounces of gold, 282,829 pounds of copper and 5,701 ounces of silver in the same period of 2006.

Copper Rand Mine
Gold and copper production in the second quarter increased by 10% and 3% respectively over the first quarter to 969 ounces of gold, with a 2% increase in grade, and 922,132 pounds of copper, despite an 8% decrease in grade, quarter over quarter. Silver production totalled 2,210 ounces.

For the first six months of 2007, Copper Rand produced 1,817,338 pounds of copper, 1,852 ounces of gold and 4,560 ounces of silver, compared with 1,813,447 pounds of copper, 2,199 ounces of gold and 5,133 ounces of silver for the corresponding period of 2006.

OUTLOOK

The Company is forecasting a much improved second half of 2007 due to an expected increase in output at Copper Rand, the start of mining at Corner Bay, and the delivery of the long-awaited certificate of authorization by the Quebec Ministry of Environment that will allow the start of mining at the Merrill Island open pit.

Copper Rand
In line with Campbell's goal of increasing throughput at the Copper Rand Mill, Alimak stope preparation is progressing well. In addition, the ramp to bypass the groundfall area will become operational by mid-August and will facilitate access to levels 4500 and above. Development is also progressing towards the 01-1 East Extension and the 44-4 veins. In addition, construction of the ramp to the 4870 level has begun, with the ore zone expected to be reached by November, and stope preparation will be initiated shortly on level 3950 in order to access additional ore.

Corner Bay
To date, the contractor CMAC-Thyssen has excavated more than 350 meters of ramp. One heading is approaching the 55-meter level where ore is expected to be intersected by the end of August. The second heading is progressing towards levels 85 and 100 meter from where a bulk sample of about 40,000 tonnes of development ore at an expected grade of 3.70% Cu will be extracted. In total, about 700 meters of decline and 1,500 meters of horizontal development on three levels will be done, and the milling of material from the bulk sample is scheduled to begin in October of this year.

Following the extraction of the bulk sample, Campbell's intends to continue the development of the project in order to bring it to production stage. Exploration drilling has shown deep ore intersection at 1,250 meter below the surface with a
6.3 meter intercept (true thickness) @ 9.27% Cu. To date, the Corner Bay project resources are estimated at: measured: 181 000 T @ 5.07% Cu, indicated: 265 000 T @ 5.93% Cu, inferred: 1 441 000 T @ 6.76% Cu (Ref.: GEOSTAT Technical Report, July 2006, available on SEDAR at www.sedar.com).

Merrill Pit
Site preparation at this former producer is progressing well, with dewatering of the pit and upgrading of the access road underway. Engineering work has begun in order to begin mining as soon as the required environmental permitting is granted.

Joe Mann
As previously announced, production at Joe Mann mine should end at the end of August. The Company still intends to complete the previously announced drilling program to test the continuity of the Joe Mann orebody at depth, however this has been delayed due to the shortage of diamond drill rigs. The property will be kept on care and maintenance status until the drilling program is completed.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

FOR MORE INFORMATION:


CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Tel.: 514-939-3989
afortier@campbellresources.com                                   Fax: 514-939-3717
                                                                 www.renmarkfinancial.com

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of Canadian dollars)
================================================================================


                                                                                JUNE 30     December 31
                                                                                   2007            2006
                                                                                      $               $

ASSETS

Current assets
   Cash and cash equivalents                                                      1,229           1,964
   Restricted cash                                                                1,095           2,784
   Short-term investments                                                           763             792
   Receivables                                                                    2,402           1,591
   Settlements receivable                                                            11           5,413
   Restricted deposits and exchange agreement                                         -          50,000
   Production inventories                                                         9,930             401
   Supply inventories                                                             3,684           3,844
   Prepaids                                                                         992           1,194
--------------------------------------------------------------------------------------------------------
                                                                                 20,106          67,983

Amount receivable from Copper Rand/Portage Restoration Fiduciary
   Trust                                                                          2,905           2,826
Restricted cash                                                                   1,158           1,158
Future income tax assets                                                          1,462           1,484
Property, plant and equipment                                                    37,671          37,135
Accrued benefit asset                                                             4,584           4,427
Deferred charges and other assets                                                   259             129
--------------------------------------------------------------------------------------------------------
                                                                                 68,145         115,142
========================================================================================================

LIABILITIES

Current liabilities
   Short term loan                                                                2,000           3,891
   Accounts payable                                                              11,406          13,973
   Accrued liabilities                                                            4,797           5,475
   Provisional payments for concentrate inventory shipped and not priced          7,629               -
   Current portion of long-term debt                                             15,854          65,287
--------------------------------------------------------------------------------------------------------
                                                                                 41,686          88,626

Asset retirement obligations                                                      6,911           7,804
Long-term debt                                                                       59              70
Future income tax liabilities                                                     6,614           6,636
--------------------------------------------------------------------------------------------------------
                                                                                 55,270         103,136
--------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

   Capital stock                                                                 92,768          85,572
   Warrants, stock options and conversion rights                                  7,333           9,263
   Contributed surplus                                                            3,991           1,996
   Deficit                                                                      (91,138)        (84,825)
   Accumulated other comprehensive income                                           (79)              -
--------------------------------------------------------------------------------------------------------
                                                                                 12,875          12,006
--------------------------------------------------------------------------------------------------------
                                                                                 68,145         115,142
========================================================================================================


CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Expressed in thousands of Canadian dollars except per share amounts)
================================================================================

                                                                      THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                            JUNE 30                        JUNE 30
                                                                --------------------------------------------------------------
                                                                          2007           2006          2007              2006
------------------------------------------------------------------------------------------------------------------------------
                                                                             $              $             $                 $

GROSS METAL SALES                                                        1,482          3,840         3,196             6,484
Treatment charges and transportation                                       282            367           404               634
------------------------------------------------------------------------------------------------------------------------------
Net metal sales                                                          1,200          3,473         2,792             5,850
------------------------------------------------------------------------------------------------------------------------------

Expenses
   Mining                                                                4,542          3,385         9,629             6,186
   Depreciation and amortization                                           577            778         1,389             1,541
   General administration                                                  628            692         1,362             1,316
   Reorganisation and CCAA costs                                           102            306           207               589
   Care and maintenance                                                     34             45            76               121
   Exploration                                                               -           (169)            -              (158)
------------------------------------------------------------------------------------------------------------------------------
                                                                         5,883          5,037        12,663             9,595
------------------------------------------------------------------------------------------------------------------------------

Loss before the following items                                         (4,683)        (1,564)       (9,871)           (3,745)

Interest expense on short-term loan                                        (86)           (96)         (161)             (224)
Interest expense on long-term debt                                        (288)          (237)         (568)             (436)
Interest income                                                             20              9            28                16
------------------------------------------------------------------------------------------------------------------------------
Loss from operations                                                    (5,037)        (1,888)      (10,572)           (4,389)

Other income (expense)
   Other income                                                            696            177         4,486               389
------------------------------------------------------------------------------------------------------------------------------

Loss before taxes                                                       (4,341)        (1,711)       (6,086)           (4,000)

Income and mining tax                                                        -            (44)            -               (53)
------------------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                (4,341)        (1,755)       (6,086)           (4,053)
==============================================================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)                        396,829        108,213       372,925           108,213
==============================================================================================================================
LOSS PER SHARE UNDILUTED AND DILUTED                                     (0.01)         (0.02)        (0.02)            (0.04)
==============================================================================================================================

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS AND DEFICIT (UNAUDITED) (Expressed in thousands of Canadian dollars)
================================================================================


                                                                       THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                            JUNE 30                       JUNE 30
                                                                   -----------------------------------------------------------
                                                                           2007          2006            2007            2006
------------------------------------------------------------------------------------------------------------------------------
                                                                              $             $               $               $

CONTRIBUTED SURPLUS

Balance, beginning of period                                              3,991         1,404           1,996           1,404


Warrants expired                                                              -             -           1,995               -

------------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                    3,991         1,404           3,991           1,404
==============================================================================================================================

DEFICIT

Balance, beginning of period, as previously reported                     86,797        45,928          84,825          43,630
Financial Instrument-recognition and measurement                              -             -             227               -
------------------------------------------------------------------------------------------------------------------------------
                                                                         86,797        45,928          85,052          43,630

Net loss (income)                                                         4,341         1,755           6,086           4,053
------------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                   91,138        47,683          91,138          47,683
==============================================================================================================================


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars)
================================================================================

                                                                      THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                            JUNE 30                       JUNE 30
                                                                   -----------------------------------------------------------
                                                                            2007         2006            2007            2006
------------------------------------------------------------------------------------------------------------------------------
                                                                               $            $               $               $

NET LOSS                                                                   4,341        1,755           6,086           4,053

OTHER COMPREHENSIVE INCOME, NET OF INCOME TAX:
     Net change in unrealized gain on short term investments                  50            -              79               -
------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                       4,391            -           6,165           4,053
==============================================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
(Expressed in thousand of Canadian dollars)
================================================================================

                                                                      THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                            JUNE 30                       JUNE 30
                                                                   -----------------------------------------------------------
                                                                            2007         2006            2007            2006
------------------------------------------------------------------------------------------------------------------------------
                                                                               $             $              $               $

OPERATING ACTIVITIES
Net loss                                                                  (4,341)       (1,755)         (6,086)        (4,053)
Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities
    Depreciation and amortization                                            577           778           1,389          1,541
    Loss (gain) on sale of short-term investment                               -             2             105           (262)
    Gain on sale of  property, plant and equipment                           (92)            -          (3,920)            (1)
    Devaluation of short-term investments                                      -             8               -             10
    Excess of pension plan expenses over amount paid                         (14)            5              73             10
    Amortization of deferred charges and other assets                         32            68             129            123
    Deferred interest accrued on long term debt                              288            13             567             26
    Accretion of long-term debt                                                -            58               -            115
    Share issued in payment of services                                       75             -             156              -
    Asset retirement obligation accretion expense                             57            70             126            141
------------------------------------------------------------------------------------------------------------------------------
                                                                          (3,418)         (753)         (7,461)        (2,350)

Change in non-cash working capital                                         2,193          (130)          4,812            711
------------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                         (1,225)         (883)         (2,649)        (1,639)
------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Increase  (decrease)  in short-term loan                              (1,956)         (567)         (1,891)        (1,901)
    Issuance of capital stock                                              6,448             -           7,105              -
    Deferred charges                                                        (195)         (156)           (259)          (156)
    Decrease in long-term debt                                                (4)           (3)            (10)            (6)
------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                            4,293          (726)          4,945         (2,063)
------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Restricted cash                                                            -          (225)         (3,053)          (225)
    Increase in property, plant and equipment                             (2,636)        1,277          (3,255)         1,591
    Acquisition of short-term investments                                    (20)            -             (20)           (12)
    Proceeds on sale of short-term investments                                 -            (2)            665            362
    Proceeds on sale of property, plant and equipment                         92         1,475           2,632          1,515
    Amount paid in excess of the pension plan expenses
        capitalized to mining properties                                       -          (222)              -           (444)
------------------------------------------------------------------------------------------------------------------------------
Cash (used in) provided by investing activities                           (2,564)        2,303          (3,031)         2,787
------------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                        504           694            (735)          (915)
Cash and cash equivalents, beginning of period                               725           163           1,964          1,772
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                   1,229           857           1,229            857
==============================================================================================================================
